

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Mr. Richard A. Schweinhart
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

      Re: Ventas, Inc.
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 22, 2012
              File No. 001-10989

Dear Mr. Schweinhart:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Results of Operations, page 64

1.   We note your response to comment 3 of our letter dated May 4, 2012. We continue to believe, with respect to the medical office building segment, that you should disclose the average effective annual rent per square foot. Please confirm that you will provide this disclosure in future Exchange Act periodic filings.

Concentration of Credit Risk, page 80

2.   We note your response to comment 6 of our letter dated May 4, 2012. Please confirm that, to the extent there is material deterioration regarding the credit quality of your tenants during the reporting period, you will provide disclosure regarding this trend in future Exchange Act periodic filings.

Business Combinations, page 102

3.   We have reviewed your response to comment 8. Please provide us with a detailed description of how you accounted for your acquisition of capital leases in connection with your acquisitions of ASLG and National Health Properties, Inc, including a description of how you determined the fair values of assets acquired and liabilities assumed, and tell us what literature you relied upon.

Capital Leases, page 132

4.   Please clarify whether the disclosure on page 132 related to capital leases relates only to capital leases acquired in connection with the ASLG acquisition, of if these amounts include future minimum lease payments due under the capital leases acquired in connection with the acquisition of National Health Properties, Inc. as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief